FinTron, LLC
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (245,347)	$ (162,363)
Changes in operating assets and liabilities:		
Other Assets	(122)	-
Net cash used in operating activities	(245,469)	(162,363)
Cash flows from investing activities		
Investment in subsidiary	(335,300)	(20,200)
Net cash used in investing activities	(335,300)	(20,200)
Cash flows from financing activities:		
Members' capital contribution	134,157	58,281
Proceeds convertible note issuance	494,900	123,000
Net cash provided by financing activities	629,057	181,281
Net cash increase for period	48,288	(1,282)
Cash at beginning of period	1,937	3,219
Cash at end of year	$ 50,225	$ 1,937
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -
Non-cash financing activities:		
Membership units issued for debt conversion	$ 123,000	$ 34,000